

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Diamantis Andriotis
Chief Executive Officer
C3is Inc.
331 Kifissias Avenue Erithrea
14561 Athens, Greece

  **Re: C3is Inc.**
    **Registration Statement on Form F-1**
    **Filed January 8, 2024**
    **File No. 333-276430**

Dear Diamantis Andriotis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Purcell at 202-551-5351 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc:  Finn Murphy